

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via E-Mail
Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re:** **Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Amended August 10, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Permitted Purchases, page 16

1.   Refer to your responses to prior comments 3 and 4 and your disclosure that your 10b5-1 plan will comply with 10b-18.

- Given that Rule 10b-18 does not apply to purchases of units or warrants, please:
    - tell us how your 10b5-1 plan to purchase units and the included warrants can comply with Rule 10b-18; and
    - clarify, if true, that your 10b5-1 plan will permit purchases only after separate trading of the securities underlying the units begins, which may be later than the 61st day that you currently disclose.
- Please tell us how your 10b5-1 plan that requires you to "maintain a limit order . . . at $9.70 . . . during the purchase period until the maximum number of [securities] have been purchased" can comply with Rule 10b-18(b)(3) and (4). If you maintain that limit order, it appears that your purchases might be completed automatically at a price or in a volume that exceeds the limitations in Rule 10b-18.

- Please tell us whether you intend to calculate the volume restriction in Rule 10b-18 by reference solely to the trading volume of the callable Series A shares, without considering the trading volume of any other securities such as the units or warrants. In this regard, if investors elect not to trade the callable Series A shares separately from the units, it appears that you will be unable to purchase any shares under your 10b5-1 plan if you intend to comply with Rule 10b-18. Likewise, given the $9.70 limit in your 10b5-1 plan, if the market price for your shares is below $9.70, it appears that you will be unable to purchase any shares under your plan if you intend to comply with the price restrictions of Rule 10b-18. If so, please clearly explain in an appropriate section of your prospectus the extent to which these restrictions could limit your 10b5-1 plan significantly.

- If, due to the Rule 10b-18 volume or other limitations on your plan, sellers might receive significantly less than the $9.70 you are offering if they sell their securities into any market that might develop, please highlight this issue clearly in your prospectus summary where you mention the $9.70.

Holders of our units, page 48

2. Please tell us where the automatic separation and cancellation of the units mentioned in this risk factor is documented in the exhibits to this registration statement. Also tell us why the automatic cancellation and separation is not mentioned in the description of the units in this prospectus.

Offering expenses, page 53

3. Please tell us how this section reflects the revised amounts in the paragraph numbered (3) on page 137.

Dilution, page 59

4. We note your calculation of the pro forma net tangible book value after the offering and the private placement. We note that you are adding back $504,546 of offering costs incurred in advance but excluded from tangible book value before the offering. We note from your balance sheet and your statement of cash flows that it appears you have already paid $136,325 of the offering costs and you have recorded the remaining $368,221 as accounts payable and accrued expenses. Please explain to us in greater detail how you determined the $504,546 adjustment in the calculation of net tangible book value after the offering and private placement is appropriate. Address why you believe it is appropriate to add back the $136,325 of offering costs you have previously paid. Tell us whether the $136,325 of offering costs you have already paid is included in the offering expenses outlined on page 53.

5. Further to the above, please reconcile for us the $504,546 offering costs reflected here with the offering costs listed on page 53. Also address how the $504,546 considers the amounts discussed on page 137.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Giovanni Caruso